Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: February 4, 2022

Transfix Take Podcast

Podcast with Lily Shen and Ward Davis

February 4, 2022

Jenni Ruiz

Hello and welcome to a special episode of The Transfix Take podcast. Now on September 21 2021, transfix announced that it entered into a definitive business combination agreement with G Squared Ascend One Inc. That's a special purpose acquisition company sponsored by affiliates of g squared that's expected to result in transfix becoming a public listed company. Completion of the business combination is subject to customary closing conditions. But today's conversation is a special episode featuring Lily Shen, Transfix CEO and president and Ward Davis, CEO of G Squared One. Today the two will cover a variety of topics including the merger industry trends and the outlook on 2022. Enjoy Emily, take it away.

Lily Shen

Ward. Thanks so much for joining us today. Well, we obviously know each other incredibly well. But for our audience, maybe we can start by you sharing a bit about G Squared and G Squared One.

Ward Davis

Sure Lily, and thank you for having me on. G Squared is a $3 billion growth stage investment manager focusing on four mega trends in tech, SAS consumer internet, FinTech, InsurTech, and mobility 2.0. And that's what houses are fairly extensive exposure in freight tech. We view ourselves as a capital solutions provider to the world's leading tech driven private businesses, focusing on secondary transactions while working closely with management teams. We launched our SPAC division of G Squared Ascend in early 2021. To complement this, this sort of offering we provide to these growth stage businesses providing a path for tier one companies like transfix, to transition to public markets,

Lily Shen

Thanks, Ward. G Squared has had an incredible portfolio over the years across different sectors. Tell us about why you've invested in some of these companies. What do you look for?

Ward Davis

Well, we deploy what we call a land and expand strategy, often investing small amounts of capital, initially into highly regarded mid to later stage growth businesses. And then we allocate substantially more capital to the winners, businesses outperforming their peers, and demonstrating preparedness for discerning public investors on their path to public markets. Our portfolio comprises the world's leading private and public tech driven businesses across the four mega trends that I mentioned earlier.

Lily Shen

And Transfix has had the honor of being part of your portfolio over the years, maybe you could tell the audience a bit about why Transfix What did you see in the sector when g squared first invested in Transfix? And, you know, as we move forward with this transaction, and the SPAC, why Transfix?

Ward Davis

Firstly, Lily, it was it was the people we knew early on that we had found a winning management team with diverse backgrounds, honest, humble, incredibly driven for success. Over the course of our investment, we were increasingly impressed with your business's execution of consistently meeting plan, a rarity in the private realm. The 40% revenue growth last year in 2020, and the 100% plus gross profit growth. It was what was easily the most challenging year for freight tech over the past several decades was especially eye opening. And so as we started to hone in on prospective targets, for G Squared, as said Transfix was at the top of the list for those reasons.

Lily Shen

Well, we appreciate that, Ward. You guys have been investors in in the sector now for a while. What do you see moving forward?

Ward Davis

Well, the opportunity we see really is it's a massive TAM. It's totally fragmented, outdated systems legacy technology ever demanding and consumers growing supply chain complexity. The industry is perhaps the most ripe for technological disruption among all industries that we look into. New leaders will emerge in this next cycle and we definitively think that Transfix is one of them.

Lily Shen

Ward, my favorite conversations with you and most passionate conversations together have been around ESG. How do you think about ESG as part of one's corporate strategy?

Ward Davis

Well, there's no question it is an incredibly important, evolving part of, of the investment landscape, as companies really I think are increasing doing the right thing by becoming much more responsible stewards of capital and managing their business. We often see companies in the private realm that maybe try too hard to embrace ESG, often building a business plan specifically to cater to ESG investors. With Transfix, it really it was the opposite. You guys built the business to solve many problems in freight, but along the way constructed a tier one ESG platform that that strives to reduce harmful emissions, help smaller carrier businesses in dealing with these large, powerful shippers. And led by a team that has a large percentage of minorities, not to mention an outstanding CEO in you really. These are all important attributes and will no doubt attract the attention of the growing pools of capital that are rightfully focusing on these types of businesses.

Lily Shen

Actually, one question I have for you Ward as an investor, you know, having been an investor in freight tech, and obviously, innovation drives businesses across industries. And when you look at the Transfix business, what are the other industries and examples of innovation that really inspire you, as you think about the future of freight tech?

Ward Davis

Well, broadly, I would say what's most exciting to me being more grounded, I started in the in the business mainly on the on the buy side as an investor focusing on consumer and, and a lot of kind of older world industry segments. And so what's most eye opening to me are new, exciting technologies that are being applied to a lot of these legacy type businesses. And freight clearly, is among them. I see this opportunity in freight and seeing the complexity and an industry that is really still living almost in the fifties with respect to the types of technology and how processes are worked and how shipments are being moved. It seems like it's an incredibly ripe industry. And so for this technological disruption, and so I think that's what's most exciting about Transfix and the approach that they're using.

Lily Shen

I couldn't agree with you more. And I feel like we're just at the early innings as well, very much. So what trends do you see in freight tech in 2022 and beyond?

Ward Davis

Well, I think broadly and freight, I think a lot of the supply chain disruption issues that have been well telegraphed by the press over the past several months, I think are going to persist well into 2022, and perhaps well into 2023. and beyond. The reality is, is that the whole infrastructure is really taxed and needs to be completely redone. And the shippers are going to be increasingly more and more demanding, because then consumers are increasingly more and more demanding. And so the shippers I think will continue to look for broader solutions that not just help assist in moving the growing amount of freight. But that also really solve inherent problems, they really want to understand more to get in front of the problems before they occur and cause disruption. And so I think that that that ongoing demand for those types of services is only going to grow over the next several years. And so that's why I think we're most excited with what Transfix is bringing forth because they really are striving to solve those problems. And a lot of the new areas and new growth areas of the business are, are really, you know, being pulled from the shippers themselves. So I see the issues really persisting for quite some time. It's a really, it's a great backdrop, not only for just freight brokerage broadly, but it's a great backdrop for companies that have a really innovative technology solution. To help solve the problem. I'll turn the question back to you, Lily, what trends do you see in freight and freight tech in 2022? And beyond?

Lily Shen

Yeah, Ward, I loved your answer. I think there's so much going on in the supply chain overall. And when I take a step back and think about the key trends in freight tech, moving forward, I think about a few areas. One is around collaboration, one is around data, and the other is around intelligence. If you think about all the reasons and ways in which the industry is really inefficient today, and the reasons why so much waste exists, it really comes down and I couldn't agree with you more the fragmented nature of the industry in the silo-ed ways in which, you know, individual constituents, but collectively, as an ecosystem. It's incredibly silo-ed. So I think there are a ton of opportunities for collaboration and bring many pieces of the puzzle together. And in doing so, with Transfix’s platform. Now, the other is around data intelligence. This has been really hard over the years because of the fact that, you know, structurally, things have been fragmented and silo-ed. But you know, Transfix’s platform and our strategy around really building a highly connected freight tech platform for shippers, for carriers for drivers for those in the ecosystem, is really building a comprehensive data platform, and therefore the ability to provide a far more differentiated and easier user experience. But the intelligence and analytics that I know everyone is looking for.

Ward Davis

That's really great. You're going into your third year Lilly as CEO at Transfix. What do you most look forward to?

Lily Shen

There's so much. You know, I'm really looking forward to continue to drive growth for the business, driving sustainable change for the overall industry and continuing to bring on the best talent and making Transfix, a top tier company to work for, we have incredible momentum and as a business, and I see even more opportunity through technology. And even in organic efforts to scale the impact that we're having on shippers, carriers, drivers in the industry at large through our platform.

Ward Davis

Innovation really drives the Transfix business. When you look at other industries, especially given your background and experience in other sectors in tech. What examples of innovation inspire you?

Lily Shen

Absolutely. The ones that come to mind, first and foremost, for me, are, you know, the innovations that you have seen over the years in FinTech and the ways that people have invested the innovations and commerce if you think about the ways in and changes over the years in terms of how people have shopped, and communications, how people really connect and communicate with each other these days, and how that's changed over the years. If you think about FinTech, and you know the ways in which people used to invest versus today, during my time at Wealthfront, as an example, you know, really bringing and building a platform that's connecting people to help people make better investment decisions, and more transparency and analytics to help them do that. If you think about what Shopify and Stripe and Twilio have done in building their platforms for commerce and communications, and really bring those two together in so many ways, as well, I think that's a huge opportunity for transfix. And players in the industry at large to again, bring together you know, the larger ecosystem, bring together the various players and also drive just more far more elegant solutions.

Ward Davis

That's great. Thank you.

Lily Shen

Well, this was incredible Ward. Thank you so much for taking the time with us today and sharing your thoughts and look forward to doing many more.

Ward Davis

Really thank you for having me on. And I look forward to building on our partnership as we as we transition you to public markets over the next several weeks.

Lily Shen

Thank you, Ward.

Jenni Ruiz

Thank you so much for listening to this very special episode of The Transfix Take podcast with Lily Shen and Ward Davis. And if you'd like to learn more about Transfix becoming a publicly listed company you can visit transfix.io/investors. Every week we air a new episode of The Transfix Take podcast on Wednesdays. We'll see you then, drive safely.

DISCLAIMER: All views and opinions expressed in this podcast are those of the speakers and do not necessarily reflect the views or positions of Transfix, Inc., or any parent companies or affiliates or the companies with which the participants are affiliated and may have been previously disseminated by them. The views and opinions expressed in this podcast are based upon information considered reliable, but neither Transfix nor its affiliates, nor the companies with which such participants are affiliated warrants its completeness or accuracy and it should not be relied upon as such, all views and opinions are subject to change.

About Transfix

Transfix is a market-leading, next-generation freight platform transforming the traditional and digital freight sector while bringing transparency, trust, and sustainability to the transportation ecosystem. The company combines deep industry expertise and a world-class class carrier network with advanced technology. The result? Competitive pricing, superior service and reliability, and an intelligent platform designed to optimize the supply chain from start to finish. Today, some of the world's most recognized brands rely on Transfix's trusted carrier network. Transfix was named one of Forbes' "Next Billion-Dollar Startups" and is headquartered in the heart of New York City. For more information, visit www.transfix.io.

About G Squared

G Squared is a global venture capital firm that partners with dynamic companies throughout their life cycles as a complete capital solutions provider, working to create value for companies, investors, employees, and other stakeholders. The firm focuses on investments in growth-stage technology companies and has invested in over 100 portfolio companies since it was founded in 2011. The firm's affiliate, G Squared Ascend I Inc. (“G Squared Ascend I”), offers transformative private companies a path to public markets via SPAC. For more information on G Squared and its portfolio, visit: www.gsquared.com. For more information on G Squared Ascend I, visit: www.gsquaredascend.com.

Media Contact

Chelsea Horn, Carve Communications for Transfix

chelsea@carvecomms.com

(210) 378-8580

Investor Contact

Investors@transfix.io

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I and Transfix, Transfix Holdings, Inc. ("Transfix Holdings") has filed a registration statement on Form S-4, as amended (the "Registration Statement") with the Securities and Exchange Commission (the "SEC"). The Registration Statement includes a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC's website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I's stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I's executive officers and directors in the solicitation by reading G Squared Ascend I's final prospectus for its initial public offering filed with the SEC on February 8, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I's participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are "forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I's proposed business combination with Transfix, G Squared Ascend I's ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words "could," "should," "will," "may," "believe," "anticipate," "intend," "estimate," "expect," "project," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I's or Transfix's current plans and operations as a result of the announcement of the transactions; (v) Transfix's ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix's business and the timing of expected business milestones, (ix) the effects of competition on Transfix's business, (x) supply shortages in the materials necessary for the production of Transfix's products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I's public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of G Squared Ascend I's final prospectus filed on February 8, 2021, and Quarterly Reports on Form 10-Q, in each case, under the heading "Risk Factors," and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I 's periodic filings with the SEC, including G Squared Ascend I's final prospectus for its initial public offering filed with the SEC on February 8, 2021. G Squared Ascend I's SEC filings are available publicly on the SEC's website at www.sec.gov.